UNITED FIRE & CASUALTY

118 Second Avenue SE

Cedar Rapids, IA 52407

319.399.5700

Fax: 319.286.2429

August 31, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Mail Stop 6010

Re: United Fire & Casualty Company

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 1, 2005

File No. 0012-39621

Dear Mr. Rosenberg:

This letter will serve as the response of United Fire & Casualty Company (the “Company”) to the comments as set forth in the Commission’s letter dated August 17, 2005.

We respectfully request that the Company be allowed to incorporate disclosure responsive to the Commission’s comments into future Form 10-K filings, as opposed to amending the Form 10-K for the year ended December 31, 2004 as requested by the Commission. We make this request for the following reasons:

1.	We believe that we have complied, in all material respects, with the reporting requirements under the Securities Exchange Act of 1934.

2.	We believe that we have provided adequate information that investors require for an informed investment decision.

3.	While we believe that the Commission’s comments would enhance our disclosure, we do not believe that these comments are “corrective” in nature.

For your convenience, each Staff comment contained in your letter is reprinted, numbered to correspond with the paragraph and page numbers in your August 17, 2005 comment letter, and is followed by management’s response. Please note that the responses to Staff comment #2 are additional disclosures that would be incorporated into various sections of the narrative that currently exists in “Future Policy Benefits and Losses … Property and Casualty Insurance Segment, beginning on page 26 of our Form 10-K for the year ended December 31, 2004.

STAFF COMMENT:

Item 7. Management’s Discussion and Analysis of Financial Condition and .... page 10

Liquidity and Capital Resources, page 24

1.	Please provide the disclosures required by Item 303(a) (5) of Regulation S-K. In so doing, please include the expected settlement of the future policy benefits and losses, claims and settlement expenses in the contractual obligation table. In this regard, please note that it would appear that these represent future legal obligations of yours. Due to the apparently significant nature of these liabilities to your business, we believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Item 303(a)(5) and FR-67 appears to be obtain enhanced disclosure concerning your contractual payment obligations and the exclusion of ordinary course items would appear to be inconsistent with that purpose.

MANAGEMENT RESPONSE:

In response to the staff’s comment, we would incorporate the following table and narrative explanation into our future Form 10-K filings.

The table below shows our contractual obligations and commitments including our payments due by period at December 31, 2004.

(Dollars in Thousands)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Loss and loss adjustment expense reserves	$464,889	$165,861	$184,216	$25,678	$89,134
Operating leases	27,336	4,144	9,393	2,345	11,454
Future policy benefit reserves	1,255,708	167,761	445,098	382,595	260,254

Total	$1,747,933	$337,766	$638,707	$410,618	$360,842

Loss and loss adjustment expense reserves are not discounted and represent our estimate of the amount and timing of the ultimate settlement and administration of claims based upon our historical payout patterns. Both the timing and amount of these payments may vary from the payments indicated. We establish reserves for future policy benefits for life and annuity contracts. Payment amounts for future policy benefit reserves must be actuarially estimated and are not determinable from the contract. Our operating lease obligations are primarily for the rental of office space, vehicles, computer equipment and office equipment.

STAFF COMMENT:

Critical Accounting Policies, page 25

Future Policy Benefits and Losses … Property and Casualty Insurance Segment, page 26

2.	It appears that your disclosure in Management’s Discussion and Analysis regarding the reserve for loss, claims and settlement expenses for your property and casualty insurance segment could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. It also appears that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

•	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

•	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

•	For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

•	the number of claims pending at each balance sheet date;

•	the number of claims reported for each period presented;

•	the number of claims dismissed, settled, or otherwise resolved for each period;

•	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

•	the total settlement amount for each period;

•	the cost of administering the claims;

•	emerging trends that may result in future reserve adjustments; and

•	if management is unable to estimate the possible loss or range of loss, a statement to that effect.

MANAGEMENT RESPONSE:

In response to the staff’s comment, we would incorporate the following table and narratives into our future Form 10-K filings.

We establish reserves for property and casualty losses and loss adjustment expenses for three basic categories (1) case basis, (2) incurred but not reported (“IBNR”) and (3) loss adjustment expenses. Our reserves for each of these three categories of losses for each of our lines of business as of December 31, 2004 are as follows:

(Dollars in Thousands)	Case basis	IBNR	Loss adjustment expense	Total Reserves
Commercial lines:
Fire and allied lines	$29,251	$5,838	$9,639	$44,728
Other liability	90,510	29,418	68,904	188,832
Automobile	48,320	9,666	11,478	69,464
Workers’ compensation	69,827	10,003	11,036	90,866
Fidelity and surety	1,207	760	361	2,328
Miscellaneous	166	61	42	269

Total commercial lines	$239,282	$55,746	$101,460	$396,487

Personal lines:
Automobile	12,771	2,329	2,553	17,653
Fire and allied lines	7,468	1,788	1,697	10,953
Miscelleneous	817	137	288	1,242

Total personal lines	$21,056	$4,254	$4,538	$29,848
Reinsurance	11,695	26,500	358	38,553

Total	$272,033	$86,500	$106,356	$464,889

With respect to reported claims, we establish case reserves on a case-by-case basis. These case basis reserves are estimated by experienced claims adjusters using established company guidelines and are subject to review by claims management. Our goal is to set the case basis reserves at the ultimate expected loss amount as soon as possible after the information about the claim becomes available. The amounts of case basis reserves are established for specific known loss occurrences depending upon various factors such as individual claim facts (type of coverage, severity, underlying policy limits), company historical loss experience, legislative enactments, judicial decisions, legal developments in the awarding of damages, changes in political attitudes, and trends in general economic conditions, including inflation. Case basis reserves are reviewed and adjusted based on continually evolving facts as those facts become available to us during the claims settlement process.

The estimate of these reserves is subjective, complex and requires us to make estimates about the future payout of claims, which is inherently uncertain. When we establish and adjust reserves, we do so based on our knowledge of the circumstances and facts of the claim. Upon notice of a claim, we establish a case reserve for losses based on the claim information reported to us at that time. Subsequently, we conduct an investigation of each reported claim, which allows us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our investigation of a claim develops, and as our claims personnel identify trends in claims activity, we refine and adjust our estimates of case reserves. To evaluate and refine our overall reserving process, we track and monitor all claims until they are settled and paid in full, with all salvage and subrogation claims being resolved.

Incurred but not reported reserves (IBNR), which are established for those losses which have occurred, but have not yet been reported to us, are not linked to specific claims but are computed on a formula basis. In establishing these reserves, we utilize company historical premium and loss data, while considering changes in our business and current economic trends affecting ultimate claims costs.

Loss adjustment expense reserves include amounts ultimately allocable to individual claims as well as amounts required for the general overhead of the claims handling operation that are not specifically allocable to individual claims. We use a formula to estimate reserves for loss adjustment expenses. The formula takes into consideration historical analyses of the ratio of loss adjusting expenses to losses paid and the study of current economic trends affecting loss settlement costs.

We do not determine a range of estimates for any components of the loss and settlement expense reserves at the time those reserves are established. As required by state law, we engage an independent actuary to render opinions as to the reasonableness of the statutory reserves we establish. There are no material differences between our statutory reserves and those established under GAAP. The independent actuary uses four projection methods in their actuarial analysis by line of our loss and settlement reserves. Based on the results of the projection methods, the actuary selects a point estimate of the reserves. This point estimate is compared to our carried reserves to obtain an estimate of the adequacy of the carried reserves and to validate the reasonableness of the carried reserves. The four methods utilized by our consulting actuary are: paid loss development, reported loss development, Bornhuetter-Ferguson based on paid losses and Bornhuetter-Ferguson based on reported losses.

We do not view the result of a single method as superior over the results of a combination of projection methods. That is, our actuary has not selected one method to determine the reserves. The results of our actuary’s use of various methods, in conjunction with their actuarial judgment, leads to the actuarially-determined estimate of the reserves. The impact of reasonably likely changes in the reserving variables is implicitly considered in our external actuary’s use of several reserving methods.

Based upon our comparison of carried reserves to actual claims experience over the last several years, we believe that using company historical premium and claims data to establish reserves for loss and settlement expenses results in adequate and reasonable reserves. Also, based upon this comparison, we believe that our total recorded loss reserves at December 31, 2004 are unlikely to vary by more than ten percent of the recorded amounts, either positively or negatively. Historically, our reserves have variance of less than ten percent of recorded amounts.

In the event our estimates of ultimate loss and loss adjustment expenses prove to be greater than or less than the ultimate liability, our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the year(s) that the claims are paid or the reserve for loss and loss adjustment expenses is increased. For example, if we determined our reserve for loss and loss adjustment expenses of $464.9 million as of December 31, 2004 to be 10 percent inadequate, we would experience a reduction in future earnings of up to $46.5 million, before federal income taxes. This reduction could be realized in one year or multiple years, depending on when the deficiency is identified. The deficiency would also impact our financial position in that our surplus would be reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized in the reserve for loss and loss adjustment expenses and, accordingly, it typically does not have a material effect on our liquidity because the claims have not been paid. Conversely, if our estimates of ultimate unpaid loss and loss adjustment expense liabilities prove to be redundant, our future earnings and financial position would be improved.

A significant portion of our insurance business is considered “long-tail” because in many cases long periods of time, potentially years, can elapse between the occurrence of an insured loss and the settlement of that loss. Our major long-tail lines include: other liability (including products liability) and workers’ compensation. In determining the ultimate loss and loss adjustment expenses for claims in our other liability line of business, we consider the cost to: indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims. These claims costs are influenced by many factors that change over time, including but not limited to: policy provisions and court interpretation of such provisions, trends in jury awards, changes in tort law and other changes in the legal environment, coverage determination, our estimate of the severity of the claim, inflation in costs to repair or replace damaged property, and inflation in the cost of medical services, as well as development in the particular, unique facts that pertain to each claim. Due to the uncertainty of these variables, historical costs to settle claims may not be representative of what will occur in the future.

Because of the variables previously discussed, the process of reserving for the ultimate loss and loss adjustment expense requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss adjustment expense reserves may deviate from estimates reflected in our Consolidated Financial Statements. Such deviations may be significant. We cannot quantify the potential impact of any such deviations. Our reserve for other liability claims at December 31, 2004 is $188.8 million and consists of 3,372 claims. Defense costs are a part of the insured costs covered by other liability policies and can be significant, sometimes greater than the cost of the actual paid claims. Of the $188.8 million total reserve for other liability claims, $51.9 million is identified as defense costs, and $17.0 million is identified as general overhead required in the settlement of claims. If our reserve for other liability loss and loss adjustment expenses is over or understated by 10 percent, the potential impact to our Consolidated Financial Statements would be approximately $18.9 million, before federal income taxes.

Also included in the other liability line of business are gross reserves for construction defect losses and settlement expenses. Construction defect is a liability allegation relating to defective work performed in the construction of structures such as commercial building, apartments, condominiums, single family dwellings or other housing, as well as the sale of defective building materials. Such claims seek recovery due to damage caused by alleged deficient construction techniques or workmanship. At December 31, 2004, we established $13.4 million in construction defect loss and loss adjustment expense reserves, consisting of 305 claims, compared with $7.9 million, consisting of 189 claims, at December 31, 2003. The reporting of such claims can be delayed, as the statute of limitations can be up to ten years. Also, recent court decisions have expanded insurers’ exposure to construction defect claims. As a result, claims may be reported more than ten years after a project has been completed, as litigation can proceed for several years before an insurance company is identified as a potential contributor. Recently, claims have also emerged from parties claiming additional insured status on policies issued to other parties (e.g., such as contractors seeking coverage on a sub-contractor’s policy).

In addition to these issues, other variables also contribute to a high degree of uncertainty in establishing reserves for construction defect claims. These variables include: whether coverage exists, when losses occur, the size of each loss, expectations for future interpretive rulings concerning contract provisions and the extent to which the assertion of these claims will expand geographically. In recent years, we have implemented various underwriting measures that may gradually mitigate the amount of construction defect losses experienced. These initiatives include increased care regarding additional insured endorsements and stricter underwriting guidelines on the writing of residential contractors.

Like the other liability line of business, workers’ compensation losses and loss adjustment expense reserves are based upon variables that create imprecision in estimating the ultimate reserve. Estimates for workers’ compensation are particularly sensitive to assumptions about medical inflation, which has been increasing steadily over the past few years. Other variables that we consider and that contribute to the uncertainty in establishing reserves for workers’ compensation claims include: the state legislative and regulatory environments, trends in jury awards, and mortality rates. Because of these variables, the process of reserving for the ultimate loss and loss adjustment expense requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss adjustment expense reserves may deviate from estimates reflected in our Consolidated Financial Statements. Such deviations may be significant. We cannot quantify the potential impact of any such deviations. Our reserve for workers’ compensation claims at December 31, 2004 is $90.9 million and consists of 1,802 claims, compared with $83.0 million, consisting of 1,655 claims at December 31, 2003. If our reserve for workers’ compensation loss and loss adjustment expenses is over or understated by 10 percent, the potential impact to our Consolidated Financial Statements would be approximately $9.1 million, before federal income taxes.

United Fire & Casualty Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings,

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

UNITED FIRE & CASUALTY

/s/ John A. Rife
John A. Rife
President and Chief Executive Officer

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